UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Shares of Common Stock, without par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Peter W. Carter

Executive Vice President & Chief Legal Officer
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

Telephone: +1 404 715 2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions)(1), (2) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 121,281,538
	8	Shared Voting Power 0
	9	Sole Dispositive Power 121,281,538
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 121,281,538
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 20.0% (19.99%) (3)
14	Type of Reporting Person (See Instructions) CO

(1) The Reporting Person (as defined herein) together with the Other Shareholders (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the discussions described in Item 4 below. As noted below, the Reporting Person expressly disclaims membership in such a group.

(2) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Person as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Person expressly disclaims such membership. See Item 4 below for additional information.

(3) Percentage calculated on the basis of 606,407,693 shares of common stock, without par value, of LATAM Airlines Group S.A. (“LATAM” and the “Common Stock”), outstanding as of June 30, 2021, as reported by LATAM in its Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on August 10, 2021, and rounded up in accordance with instruction 13 of the cover page for Schedule 13D.

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Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to LATAM’s Common Stock and amends the initial statement on Schedule 13D filed on January 6, 2020 (the “Schedule 13D”), which disclosed the acquisition by Delta Air Lines, Inc. (the “Reporting Person”) of 121,281,538 shares of the Common Stock on January 2, 2020 pursuant to the Tender Offer. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended solely to restate the list of Covered Persons on Schedule A attached hereto, which schedule is incorporated into this Item 2 by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by inserting the following language immediately prior to the last paragraph of item 4 of the Schedule 13D:

“On May 26, 2020, LATAM and certain of its affiliates and subsidiaries (collectively, the “Initial Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under chapter 11 of title 11 of the United States Code.  Thereafter, on July 7 and 9, 2020, an additional 9 affiliated debtors (together with the Initial Debtors, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Code. The Debtors’ chapter 11 bankruptcy proceedings are pending before the Honorable Judge James L. Garrity Jr. and are jointly administered under Case No. 20-11254.

In connection with the Debtors’ chapter 11 bankruptcy proceedings and the Debtors’ efforts to formulate a reorganization plan, the Reporting Person is in discussions with LATAM, certain other holders of LATAM’s Common Stock, namely Costa Verde Aeronáutica S.A., Qatar Airways Investment (UK) Ltd. and Inversiones Andes SpA (which, according to LATAM’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 10, 2021, beneficially own with their respective subsidiaries and affiliated holders 99,381,777, 60,640,768 and 27,644,702 shares, or approximately 16.4%, 10.0%, and 4.6% respectively, of the Common Stock, and are referred to collectively as the “Other Shareholders”) and various creditor stakeholders in order to evaluate, with respect to the Reporting Person’s separate and distinct interests, various potential transactions that could form the basis of a plan of reorganization for the Debtors. These transactions may include a variety of different alternatives, including, but not limited to, debt or equity financings, rights offerings, debt conversions, exchanges, or other similar recapitalization or restructuring transactions. The Reporting Person may engage in further discussions with the Other Shareholders and with other parties, including LATAM and creditor stakeholders, regarding such potential transactions.

The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Common Stock beneficially owned by the Other Shareholders, and nothing in this Amendment No. 1 shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the Reporting Person will or will not enter into, exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or similar thereto.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a-c) is hereby amended and restated as follows:

“(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Item 4 of the Schedule 13D and this Amendment No. 1 are incorporated into this Item 5 by reference.

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The Reporting Person is the beneficial owner of 121,281,538 shares of Common Stock (or approximately 19.99% of the 606,407,693 shares of Common Stock outstanding as of June 30, 2021, as reported by LATAM in its Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on August 10, 2021), and, subject to the restrictions under the Framework Agreement as described in Item 4 of the Schedule 13D, the Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of or direct the disposition of, all of such Common Stock.

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Common Stock held by the Reporting Person.

(c) The Reporting Person has not, and to the Reporting Person’s knowledge, none of the Covered Persons have, effected any transactions in shares of Common Stock during the past 60 days.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

“The responses of the Reporting Person to Items 2, 3, 4, 5(d) and 5(e) of the Schedule 13D, as amended by this Amendment No. 1 are incorporated into this Item 6 by reference.

Except as disclosed in the Schedule 13D, as amended by this Amendment No. 1, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third persons, including the Other Shareholders, with respect to the Common Stock.”

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President & Chief Legal Officer

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DELTA AIR LINES, INC.

The following table and related footnotes set forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person. The business address of each such person at Delta Air Lines, Inc. is 1030 Delta Boulevard, Atlanta, Georgia 30320-6001. Each such person is a citizen of the United States of America, with the exception of Sergio A. L. Rial, who is a dual citizen of Brazil and Spain.

Name	Relationship to Reporting Person	Present Principal Occupation (outside Reporting Person, if any)
Edward H. Bastian	Chief Executive Officer and Director	N/A
Francis S. Blake	Chairman of the Board	N/A
Ashton B. Carter	Director	Director of the Belfer Center for Science and International Affairs at Harvard Kennedy School[1]
David G. DeWalt	Director	Founder and Managing Director of NightDragon Security[2]
William H. Easter III	Director	N/A
Christopher A. Hazleton	Captain, Airbus 321, and Director	N/A
Michael P. Huerta	Director	N/A
Jeanne P. Jackson	Director	N/A
George N. Mattson	Director	N/A
Sergio A. L. Rial	Director	Chief Executive Officer of Banco Santander (Brasil) S.A.[3]
David S. Taylor	Director	Chairman, President and Chief Executive Officer of The Procter & Gamble Company[4]
Kathy N. Waller	Director	N/A
Allison Ausband	Executive Vice President – Chief Customer Experience Officer	N/A
Alain M. Bellemare	Executive Vice President and President – International	N/A
Peter W. Carter	Executive Vice President – Chief Legal Officer	N/A
Glen W. Hauenstein	President	N/A
Daniel Janki	Executive Vice President – Chief Financial Officer	N/A
John Laughter	Executive Vice President – Chief of Operations	N/A
Rahul Samant	Executive Vice President – Chief Information Officer	N/A
Steven M. Sear	Executive Vice President – Global Sales	N/A
Joanne D. Smith	Executive Vice President – Chief People Officer	N/A

_________

1 The Harvard Kennedy School is located at 79 John F. Kennedy Street, Cambridge, Massachusetts 02138.

2 The principal executive offices of NightDragon Security, a private venture capital firm, are located at 101 2nd St., Suite 1275, San Francisco, CA 94105.

3 The principal executive offices of Banco Santander (Brasil) S.A., a commercial bank and member of the Santander Group, are located at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235 – Bloco A, Vila Olímpia, São Paulo, SP 04543-011, Federative Republic of Brazil.

4 The principal executive offices of The Procter & Gamble Company, a consumer goods corporation, are located at One Procter & Gamble Plaza, Cincinnati, Ohio, 45202.

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